Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)
For the Three Months Ended June 30, 2008 and 2007

Index	Page

Consolidated Interim Financial Statements

Consolidated Balance Sheets	1

Consolidated Statements of Operations and Deficit	2

Consolidated Statements of Cash Flows	3

Notes to the Consolidated Interim Financial Statements	4-23

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4 3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity’s auditor.

“F. George Orr”

F. George Orr
Chief Financial Officer and Director

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Balance Sheets
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	June 30, 2008	March 31, 2008
Assets
Current
Cash and cash equivalents	$132,425	$163,437
Accounts receivable (Note 3)	710,043	462,156
Prepaid expenses (Note 6)	1,544,416	2,119,546
Inventories (Note 8)	595,800	617,195

	2,982,684	3,362,334
Restricted Cash (Note 12)	108,878	108,471
Property and Equipment (Notes 4 and 12)	1,238,865	1,135,108
Product License (Note 5 and 7)	1	1

	$4,330,428	$4,605,914

Liabilities and Shareholders' Deficiency

Current
Accounts payable	$463,093	$382,605
Accrued liabilities	926	153,958
Current portion of long-term debt (Note 12)	15,268	16,250
Promissory notes payable (Note 15)	273,274	270,167
Due to related parties (Note 10)	1,927,657	1,490,516
Convertible notes (Note 9)	5,189,813	5,202,741

	7,870,031	7,516,237
Long-term debt (Note 12)	153,512	158,612

	8,023,543	7,674,849
Shareholders' Deficiency
Share capital (Note 13(b))	18,620,606	16,340,830
Contributed surplus (Note 13(e))	4,203,394	4,203,394
Commitment to issue shares	12,125	-
Conversion component of convertible notes (Note 9)	3,262,292	3,262,292
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(26,554,162)	(23,638,081)

	(3,693,115)	(3,068,935)

	$4,330,428	$4,605,914

Going-concern (Note 1) and Commitments (Notes 5, 7, 9, 11, 12, 13, and 15)

On behalf of the board
"Glen Kertz" Director "F. George Orr" Director

See notes to the interim consolidated financial statements.

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations and Deficit
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	For the Three Months Ended June 30,
	2008	2007

Expenses
Product development (Note 14)	$1,648,928	$444,260
Investor relations	498,915	159,017
Advertising and media development	266,018	339,895
Professional fees	124,920	54,788
Interest and penalties	119,621	80,117
Office and miscellaneous	114,903	38,845
Travel	88,861	37,483
Interest, accretion and financing on convertible notes	64,492	-
Amortization	39,737	8,009
Rent	33,024	21,265
Filing and transfer agent fees	3,934	10,847
Interest on long-term debt	3,715	1,868
Stock-based compensation	-	87,425

Loss from Operations	3,007,068	1,283,819

Other (Income) Expense
Foreign exchange gain	(90,987)	(352,821)

Net Loss and Comprehensive Loss for Period	2,916,081	930,998
Deficit During Development Stage, Beginning of Year,	23,638,081	3,466,888

Deficit During Development Stage, End of Period	$26,554,162	$4,397,886

Loss Per Share - Basic	$0.06	$0.03

Weighted Average Number of Common Shares Outstanding	46,625,466	32,134,177

See notes to the interim consolidated financial statements.

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	For the Three Months Ended June 30
	2008	2007
Cash Provided By (Used In)
Operating Activities
Net loss for year	$(2,916,081)	$(930,968)
Items not involving cash
Interest, accretion and financing on convertible notes	64,492	-
Stock-based compensation	-	87,425
Product development	419,177	9,000
Investor relations	441,215	114,266
Interest and penalties	120,536	80,117
Amortization	39,737	8,009
Foreign exchange gain	(90,987)	(352,851)
Changes in non-cash working
capital items	(208,049)	183,495
	(2,129,960)	(801,507)
Investing Activity
Investment in joint venture	-	(198,357)
Property and equipment	(143,494)	(19,480)
	(143,494)	(217,837)

Financing Activities
Advances from related parties	416,494	-
Proceeds from issuance of common shares, net	1,820,346	1,415,436
Repayments of long-term debt	(6,489)	(2,728)
Proceeds from share subscriptions	12,125	51,277
	2,242,442	1,463,985

Increase (Decrease) in Cash During Period	(31,012)	444,641
Cash and Cash Equivalents, Beginning of Period	163,437	314,972

Cash and Cash Equivalents, End of Period	$132,425	$759,613

Supplemental Cash Flow Information
Shares issued for investor relations/public relations	$85,990	$103,263
Shares issued for debt interest settlement	$65,432	$-
Shares issued for consulting services	$199,271	$11,003
Shares issued on conversion of convertible notes	$108,736	$-

See notes to the interim consolidated financial statements.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

1.
Financial Statement Presentation, Nature of Business, and Ability to Continue as a Going-Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company is in the development stage and is engaged principally in the development and marketing of consumer and industrial products and processes for global markets. The Company had previously been pursuing various business opportunities and effective March 24, 2004 discontinued those operations. During the year ended March 31, 2006, the Company acquired a license to certain proprietary technology (Note 5). The development of these products has been the Company’s primary business.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the March 31, 2007 annual financial statements. They do not, however, conform in all respects to the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual statements and as such these statements should be read in conjunction with our March 31, 2008 annual financial statements.

The Company considers its development stage operations to have commenced during fiscal 2006. During the year ended March 31, 2006, the Company also formed a wholly owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States. In turn Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly owned limited liability company under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner. During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct future anticipated operations in Europe.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going-concern, which assumes the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at June 30, 2008, the Company had an accumulated deficit of $26,615,554 (2007 - $18,842,508) and a working capital deficiency of $4,887,347 (2007 - $3,815,856). The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations, and the Company’s ability to obtain financing.

These interim consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going-concern.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

2.
Significant Accounting Policies

These interim financial statements have been prepared in accordance with Canadian GAAP, certain of the significant accounting policies used in these consolidated interim financial statements are as follows:

(a)
Principles of consolidation

These interim financial statements include the accounts of Valcent Products Inc. and its wholly owned, integrated subsidiaries, Valcent Products EU Limited (“Valcent EU”) and Valcent USA, Inc. (“Valcent USA”), and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC (“Valcent Management”) and Valcent Manufacturing Ltd. (“Valcent Manufacturing”), in which Valcent Management is the general partner and Valcent USA is the limited partner. All significant inter-company transactions and balances have been eliminated.

These interim consolidated financial statements also include the Company’s proportionate share of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 7.

(b)
Research and product development costs

Research costs are expensed as incurred. At this time, development costs, which meet Canadian GAAP criteria including reasonable assurance regarding recoverability, are capitalized and amortized over the expected economic useful life of the product.  No development costs have been deferred to date.  As the Company is in the development stage, any revenue derived from the test marketing and development of products is considered to be an expense recovery and is, therefore, netted against product development costs.

(c)	Cash and cash equivalents The Company considers all highly liquid financial instruments with a maturity of 90 days or less from the date purchased to be cash equivalents.

(d)
Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the declining balance method at an annual rate of 10% for building, 20% for equipment, 30% for computer equipment, 20% for furniture and fixtures, and 20% for automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

(e)
Foreign currency transactions and translation

The Company’s functional and reporting currency is the Canadian dollar. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the year-end exchange rates;
(ii)	Non-monetary assets and liabilities, at historical exchange rates; and
(iii)	Revenue and expense items, at the average rate of exchange by quarter except for amortization of property and equipment, which is translated at the same rate as the related asset.

Gains and losses arising from the translation of foreign currency are included in operations for the year.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

2.	Significant Accounting Policies (Continued)

(f)
Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include allowance for doubtful accounts, the net realizable value of inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation, and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(g)
Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  Diluted loss per share is not presented where the effect of conversion on exercise of options and warrants and similar instruments would be anti-dilutive.

(h)
Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

2.	Significant Accounting Policies (Continued)

(i)
 Non-monetary consideration

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

(i)	the date at which the counterparty’s performance is complete;
(ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
(iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

(j)
Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  An impairment loss would be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value, with fair value generally based on future discounted cash flows.

(k)
Revenue recognition

Revenue from the sales of products is recognized when the product has been delivered to the purchaser, the price is fixed or determinable, and when collectability is reasonably assured. Sales during the development stage are netted against product development costs (Note 3(b)).

Interest income is recognized on an accrual basis as earned at the stated rate of interest of the investment over the term to maturity.

(l)	Changes in accounting policies There have been no changes in accounting policies during the three months ended June 30, 2008.

3.
Accounts Receivable

Accounts receivable consists of: $104,820 (2007 $71,841), net of allowance for doubtful accounts of $56,441 (2007 $0), from test sales relating to the Company’s Nova Skin Care System; $517,662 (2007 $204,760) from the Global Green Solutions Inc. (“Global Green”), the Company’s joint venture partner in the development of the Company’s High Density Vertical Bio-Reactor technology (“Vertigro”); $87,561 (2007 $27,552) in value added tax owed to a subsidiary, Valcent Products EU Limited; and goods and services tax receivable by Valcent Products, Inc.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

4.	Property and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value
	June 30, 2008	June 30, 2008	June 30, 2008
Leasehold improvements	$191,124	$25,539	$165,585
Computer equipment	138,922	41,683	97,239
Furniture and fixtures	90,858	25,213	65,645
Building	442,036	15,343	426,693
Equipment	167,860	10,920	156,941
Automobiles	54,696	3,173	51,522
Land	275,240	-	275,240
	$1,360,736	$121,871	$1,238,865

		Accumulated	Net Book
	Cost	Amortization	Value
	March 31, 2008	March 31, 2008	March 31, 2008
Leasehold improvements	$167,593	$20,731	$146,862
Computer equipment	121,320	31,605	89,715
Furniture and fixtures	89,134	20,684	68,450
Building	389,348	4,951	384,397
Equipment	134,895	3,351	131,544
Automobiles	39,711	811	38,900
Land	275,240	-	275,240
	$1,217,241	82,133	$1,135,108

5.
Product License

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, a Duster, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assignees 20,000,000 common shares at a deemed cost of $1,000,000, based on the historical cost of the license, of which 11,611,975 shares were issued during the year ended March 31, 2006 and the balance during the year ended March 31, 2007. Of the 20,000,000 common shares issued, 9,428,205 common shares were issued to parties that became related parties to the Company.

As part of the Agreement, the Company is committed to pay Pagic and its assignees, royalties of US$10 per Nova Skincare System unit sold, US$2 per Duster unit sold and 4.5% of Tomorrow Garden  Kit  net  sales.  In addition, the  Company  must  pay a royalty  of 3%  of  net sales  related to ancillary product sales from these products.  If the Company elects to acquire the rights to future products developed by Pagic, they must pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

5.
Product License (Continued)

In order to keep the products under license, the Company must pay a minimum royalty for each of the Nova Skincare System, Duster and Tomorrow Garden Kit and their related ancillary products of US$37,500 beginning April 1, 2007 and US$50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of US$50,000 per year beginning April 1, 2007.

To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic shall be at least US$400,000 per year beginning April 1, 2007. During the year ended March 31, 2008, $565,135 (2007 - $269,745) was paid or accrued to Pagic under the terms of the license. During the three months ended June 30, 2008, $71,256 was paid or accrued to Pagic LP.

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote-down the value of the product license by $1,306,074 to $1.

6.
Prepaid Expenses

Prepaid expenses as at June 30, 2008 consists of $1,447,414 (2007 - $182,427), which is the deferred portion of investor relations and business consulting services agreements, $85,063 of prepaid rent and equipment deposits relating to the operations of Valcent UK operations, with the balance consisting of $11,939 (2007 - $0) in prepaid insurance and rental deposits.

7.
Vertigro Joint Venture

On October 2, 2006, the Company entered into a letter agreement replaced on July 9, 2007 by the Vertigro Algae Stakeholders Letter of Agreement, (together “LOA”) with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green, whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture named “Vertigro” in which Global Green agreed to provide up to US$3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 initial funding commitment. Until such time as the joint venture has fully repaid to Global Green the US$3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro, subject to an aggregate 4.5% royalty to Pagic and West Peak.  Vertigro covers the bio-reactor technology and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including, but not limited to bio-fuel, food, health, pharmaceutical, and animal and agricultural feeds.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

7.
Vertigro Joint Venture (Continued)

Limited Liability Company Operating Agreement for Vertigro Algae Technologies, LLC

On May 5, 2008, Valcent USA and Global Green signed a Limited Liability Company Operating Agreement (“New Operating Agreement”) replacing the LOA to form Vertigro Algae Technologies, LLC (“Vertigro Algae”), a Texas LLC, which is the formalized operating entity for the previous unincorporated operations of Vertigro.  The business activities of Vertigro Algae will be the same as when the operations were under Vertigro.  Under the New Operating Agreement, Global Green and the Company will each hold a 50% stake in Vertigro Algae, and have committed to fund project development according to ownership allocation. Further, the Company will acquire assets of Vertigro, including buildings, laboratory, and equipment.  To allow for prior capital contributions, Global Green has incurred in excess of the Company’s prior aggregate capital contribution, Global Green will receive 70% of the net cash flow generated by Vertigro Algae until it has received $3,000,000 in excess of its 50% interest in such cash flow.

After the start up of Vertigro Algae in May, 2008, and as at June 30, 2008, Global Green and the Company incurred a total of US$365,128 in costs related to operation of Vertigro Algae of which all of Global Green’s portion due, in the amount of US$182,563 (2007 US$0), is included as part of accounts receivable.

Technology License Agreement

On May 5, 2008, Vertigro Algae executed a Technology License Agreement (“Technology License”) together with Pagic, West Peak and the Company.  The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide (“Algae Biomass Technology”).  In return for the Algae Biomass Technology, both the Company and Global Green will each issue 300,000 common shares to Pagic, and also pay a one-time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology; and aggregate annual royalty minimum amounts of US$50,000 in 2009, US$100,000 in 2010, and US$250,000 in 2011 and each year thereafter in which the Technology License is in place.  The Company issued the 300,000 common shares due to Pagic on August 18, 2008 at a value of US$180,000.

All prior agreements between the Company and Pagic that relate to the Algae Biomass Technology will be replaced by the new Operating Agreement and the Technology License.

8.
Inventories

As at June 30, 2008, inventories consist of raw materials in the amount of $225,554 (2007 – 746,800) and finished goods in the amount of $352,393 (2007 – 555,456) relating to the Nova Skin Care System, and $17,853 (2007 - $0) relating to the Company’s Tomorrow Garden project in the UK.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9.	Convertible Notes

Convertible note continuity:	US $						CDN $
	Balance	Q1 2009	Q1 2009	Q1 2009	Q1 2009	Balance	Balance
	March 31,	Issued	Equity	Interest /		June 30,	June 30,
Date of Issue	2008	Principal	Portion	Penalty	Conversions	2008	2008

July/August 2005 (Note 10(a))	$259,825	-	-	$4,819	-	$264,644	$267,582
April 2006 (Note 10(b))	534,442	-	-	8,157	(109,403)	$433,196	$438,004
April 2006 (Note 10(c))	85,542	-	-	1,597	-	$87,139	$88,106
December 2006 (Note 10(e))	1,659,782	-	-	33,575	-	$1,693,357	$1,712,153
January 2007 (Note 10(f))	1,569,183	-	-	29,918	-	$1,599,101	$1,616,851
August 2007 (Note 10(g))	678,567	-	-	9,723	-	$688,290	$695,930
September 2007 (Note 10(h))	297,433	-	63,829	5,849	-	367,111	$371,186
	$5,084,774	-	$63,829	$93,638	$(109,403)	$5,132,838	$5,189,813
	US $						CDN $
	Balance	2008	2008	2008	2008	Balance	Balance
	March 31,	Issued	Equity	Interest /		March 31,	March 31,
Date of Issue	2007	Principal	Portion	Penalty	Conversions	2008	2008

July/August 2005 (Note 10(a))	$316,957	-	-	$22,389	$(79,521)	$259,825	$265,583
April 2006 (Note 10(b))	495,607	-	-	38,835	-	534,442	546,841
April 2006 (Note 10(c))	79,115	-	-	6,427	-	85,542	87,527
December 2006 (Note 10(e))	670,486	-	-	989,296	-	1,659,782	1,698,289
January 2007 (Note 10(f))	813,084	-	-	967,767	(211,668)	1,569,183	1,605,558
August 2007 (Note 10(g))	-	650,000	(230,007)	258,574	-	678,567	694,310
September 2007 (Note 10(h))	-	391,000	(213,249)	119,682	-	297,433	304,633
	$2,375,249	$1,041,000	$(443,256)	$2,402,970	$(291,189)	$5,084,774	$5,202,741

(a)
US$1,277,200 July – August 2005 Convertible Note

During July and August 2005, the Company issued one-year, unsecured US$1,277,200 8% per annum convertible notes and three-year warrants to acquire: (i) up to 913,332 common shares of the Company at a price per share of US$0.50; and (ii) up to an additional 913,332 common shares of the Company at a price per share of US$1.00. The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature (“Cashless Conversion Feature”) allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable. As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non-cash financing expense of $1,328,337. These convertible notes are unsecured, and due on demand.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9.	Convertible Notes (Continued)

(a)
US$1,277,200 July – August 2005 Convertible Note (Continued)

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders’ A warrants outstanding whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders’ B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2007 (Note 8(c)).

During the three months ended June 30, 2008, interest of US$4,819 (2007 – US$3,913) was accrued on the principal balance of these convertible notes.

(b)
US$551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 735,544 shares of the Company’s common stock at a price per share of US$0.50; and (ii) up to an additional 735,544 shares of the Company’s common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; or (ii) US$0.55. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a Cashless Conversion Feature. These convertible notes are unsecured, and due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US$55,166 cash, representing 10% of the gross proceeds realized; (ii) 183,886 shares of common stock; (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of US$0.50; and (iv) three-year warrants to purchase up to 183,867 shares of common stock at a price per share of US$0.75.

During the three months ended June 30, 2008, convertible notes and accrued interest in the amounts of US$100,000 and US$9,403 respectively were converted into 245,049 common shares, and interest of US$8,157 (2007 – US$3,913) was accrued on the outstanding principal balance of these convertible notes.

(c)
US$82,200 April 2006 penalty Convertible Note

On April 6, 2006, and in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes (Note 10(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share. These convertible notes are unsecured and due on demand.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9.	Convertible Notes (Continued)

(c)
US$82,200 April 2006 penalty Convertible Note (Continued)

During the three months ended June 30, 2008, interest of US$1,597 (2007 – US$1,598) was accrued on the principal balance of these convertible notes.

(d)
Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration effective date plus a reduction in the warrant price of certain of the warrants issued of US$0.10.  As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense. An aggregate of 3,407,372 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$0.50, US$0.75, and US$1.00 to US$0.40, US$0.65, and US$0.90, respectively. In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing. The registration statement has subsequently been declared effective.

(e)
US$1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 2,000,000 shares of the Company’s common stock at a price per share of US$0.50; and (ii) up to an additional 2,000,000 shares of the Company’s common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common stock for the ten trading days prior to conversion; or (ii) US$0.55. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. These convertible notes are unsecured and due on demand. The common stock purchase warrants may be exercised on a cashless basis.

During the three months ended June 30, 2008, interest of US$33,575 (2007 – US$29,918) was accrued on the principal balance of these convertible notes.

The right of the note holders to convert into the Company’s common stock is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities, or any other financial instruments convertible into common equity.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9.	Convertible Notes (Continued)

(f)
US$2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes. The convertible notes will mature on December 11, 2008, carry interest at 6% per annum and are unsecured. The notes are convertible into “Units” at the note holders’ discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days’ written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holders, interest on the notes is payable in either cash or units at US$0.50 per unit. In connection with this financing, the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing, which it has failed to do.

As a result of the failure to file the registration statement, the Company recorded penalties of US$120,000 as of March 31, 2007 and a further US$289,973 during the year ended March 31, 2008.  During the three months ended June 30, 2008, interest of US$29,918 (2007 – US$29,918) was accrued on the principal balance of these convertible notes.

(g)
US$650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US$650,000 to a third party. The convertible note is due on demand and bears interest at 6% with both interest and principal convertible at the option of the lender into units at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum. During the three months ended June 30, 2008, interest of US$9,723 (2007 – US$0) was accrued on the principal balance of these convertible notes.

The Company is required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but has failed to do so within terms agreed.  A one-time financial penalty of US$28,567 for failure to register the securities underlying this convertible note within 180 days from the date of issuance has been incurred in the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common stock is subject to the contractual agreement between parties that any conversion by the note holder may not lead, at the date of such conversion, to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities, or any other financial instruments convertible into common equity.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9.	Convertible Notes (Continued)

(h)
US$391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US$391,000 to third parties.  Both interest and principal may be converted at the option of the lender at any time at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant, with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share for a two-year term from the date of conversion. During the three months ended June 30, 2008, interest of US$5,849 (2007 – US$0) was accrued on the principal balance of these convertible notes, and the principal portion of the notes increased by US$64,492 owing to the accretion of interest expense in the same amount relating to convertible debenture equity conversion component.

The Company is required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but has failed to do so within terms agreed.  A one-time financial penalty of US$23,460 for failure to register the securities underlying this convertible note within 90 days from the date of issuance has been incurred during the year ended March 31, 2008.

10.
Related Party Transactions

Related party transactions are in the ordinary course of business and are measured at the exchange amount at the time the agreement is entered into or services are provided.  Related party transactions not disclosed elsewhere in these interim financial statements are as follows:

		Three months ended June 30, 2008
(a)	Charges from Pagic, a company related by a common officer and director, for product development expenses including royalties	$71,256
(b)	Charges from CFO and director for professional fees	$9,000
	Interest on advance from CFO, at 10% interest per annum	$1,151
	Charges from private companies with this director in common for:
	(i) Office rent	$2,500
	(ii) Consulting fee	$12,500
	(iii) Repayment of an advance received in the quarter	$10,000
(c)	West Peak and its principal shareholder, a beneficial owner of more than 5% of the Company’s common shares:
	(i) Net unsecured loan advances, at 8% interest per annum	$312,290
(d)	Advertising and consulting services of a private company with a director in common	$161,416
(e)	Operational management consulting services of a director	$26,250
(f)	Operational management consulting and investor relations services of a director and a related company	$35,747
(g)	Net unsecured loan advances, at 8% interest per annum received from a director of the Company	$101,039

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

10.
Related Party Transactions (Continued)

Amounts due to related parties except for advances to the Company are non-interest bearing and have no specific terms of repayment. Advances are unsecured.  Due to related parties includes the following amounts at June 30, 2008 in respect to certain of the above transactions:

		June 30, 2008
(a)	Pagic royalties, etc.	$153,480
(b)	CFO charges and advances	167,271
(c)	Consulting services and unsecured loan advances	1,386,479
(d)	Advertising	-
(e) and (f)	Operational management consulting	62,024
(g)	Unsecured loan advances	101,039
	Unsecured loan advances from a company with a director in common	57,364
		$1,927,657

11.
Commitments

Commitments not disclosed elsewhere in these interim financial statements are as follows:

On June 28, 2005, Valcent Manufacturing leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There were two months remaining on the lease as at June 30, 2008.

On November 16, 2007, Valcent EU leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of $26,017 (GB£12,550).  There were 9 years and 4.5 months remaining on the lease as at June 30, 2008.

12.	Long Term Debt At June 30, the Company’s long-term debt outstanding was as follows:

	2008	2007

Prime plus 0.25% (2007 – 8.50%) bank loan repayable in monthly instalments of US$2,336 including interest, due September 28, 2011, secured by a first charge on land and $108,471 of cash (2007 - $117,327 cash)	$168,780	$189,702
Less: Current portion	15,268	13,584

	$153,512	$176,118

Subsequent to June 30, 2008, the Company repaid this debt in its entirety.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

13.	Share Capital

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – None issued

(b)	Issued and outstanding: The common share issuances consisted of the following transactions:

	Number of Shares	Amount

Balance, as at March 31, 2008	44,276,321	$16,340,830
Shares issued for private placement	3,191,666	1,939,345
Share issuance costs related to private placement	-	(119,000)
Shares issued for promissory note interest	100,000	65,432
Shares issued for consulting services	420,000	285,262
Shares issued for convertible debt principal and interest	245,049	108,737
Balance, as at June 30, 2008	48,233,036	18,620,606

During the three months ended June 30, 2008, the Company:

(i)
Completed private placement of units whereby a total of 3,1941,666 units were issued at US$0.60 per unit for gross proceeds of $1,939,345.  Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$0.75 to purchase an additional common share of the Company.  The Company paid $119,000 cash to consultants in connection with this private placement;

(ii)	Issued 100,000 shares in connection with interest charges regarding a promissory note valued at $65,432;

(iii)	Issued 420,000 shares in connection with two financial consulting services agreements for investor relations and business consulting services valued at an aggregate of $285,262;

(iv)	Issued 245,049 common shares upon conversion of US$100,000 of convertible notes and interest of US$9,403 to a convertible debenture holder.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

13.	Share Capital (Continued)

(c)
Stock options

The Company has a stock option plan (“Plan”) that allows for share options to be issued to employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of common stock as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding shares of common stock and the number of shares of common stock as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding shares of common stock. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee, and subject to the requirements of the exchange on which the Company’s common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

Details of the status of the Company's stock options as at March 31, 2008 and at June 30, 2008 are as follows:

		Weighted
		Average
	Number	US Exercise
	of Options	Price
Options outstanding, March 31, 2007	3,835,000	$ 0.58
Granted	2,515,000	$ 0.69
Forfeited	(235,000)	$ 0.60
Exercised	(175,000)	$ 0.50
Options outstanding, March 31, 2008 and June 30, 2008	5,940,000	$ 0.63
Options exercisable, March 31, 2008 and June 30, 2008	4,740,000	$ 0.61

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

13.	Share Capital (Continued)

(c)	Stock options (Continued) As at March 31, 2008 and June 30, 2008, the following stock options were outstanding:

Expiry Date	US Exercise Price	Number of Options	Exercisable
December 31, 2008	$ 0.50	125,000	125,000
March 22, 2009	$ 0.60	500,000	300,000
November 10, 2009	$ 0.60	650,000	450,000
March 1, 2010	$ 1.00	75,000	75,000
April 1, 2010	$ 0.70	600,000	-
April 9, 2010	$ 0.80	50,000	50,000
June 30, 2010	$ 0.60	200,000	200,000
October 2, 2010	$ 0.70	200,000	-
October 10, 2010	$ 0.70	300,000	300,000
December 20, 2010	$ 0.60	300,000	300,000
October 10, 2011	$ 0.70	750,000	750,000
February 21, 2011	$ 0.50	-	-
December 13, 2011	$ 0.55	1,650,000	1,650,000
December 20, 2011	$ 0.70	155,000	155,000
March 21, 2012	$ 0.60	300,000	300,000
March 31, 2012	$ 0.70	85,000	85,000
		5,940,000	4,740,000

There was no change in options vested or granted during the three months ended June 30, 2008.

The stock-based compensation expense was $nil (2007 - $87,425) during the three months ended June 30, 2008.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

13.	Share Capital (Continued)

(d)	Warrants Each of the Company’s share purchase warrants are exercisable into one common share. The changes during the three month period ended June 30, 2008 are as follows:

	Number of Warrants	Weighted Average US Price

Warrants outstanding and exercisable,
March 31, 2008	15,752,251	$ 0.74
Granted	1,595,833	$ 0.75
Exercised	-
Warrants outstanding and exercisable,
June 30, 2008	16,964,792	$ 0.74

The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants.  During the period ended June 30, 2008, 1,595,833 warrants were granted (2007 – 1,056,666) which resulted in $403,948 (2007 - $286,257) as fair value of the warrants recorded in share capital.  The fair value of the warrants issued during the three months ended June 30, 2008 is calculated using the following assumptions:

Expected life (years)	2
Interest rate	2.56%
Volatility	106.00%
Dividend yield	0.00%

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

13.	Share Capital (Continued)

(d)	Warrants (Continued) As at June 30, 2008, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	Number of Warrants
July 25, 2008	$ 0.50	526,660
July 25, 2008 (ii)	$ 0.40	480,650
July 25, 2008 (i)	$ 1.00	526,660
July 25, 2008 (ii)	$ 0.90	913,332
July 25, 2008	$ 0.50	216,000
July 25, 2008 (i)	$ 0.75	360,001
August 5, 2008 (i)	$ 0.50	262,932
August 5, 2008 (i)	$ 1.00	262,932
August 5, 2008	$ 0.50	39,440
August 5, 2008 (i)	$ 0.75	65,733
August 18, 2008	$ 0.80	430,000
August 18, 2008 (i)	$ 0.80	34,400
December 11, 2008 (i)	$ 0.70	435,554
December 11, 2008	$ 0.50	135,000
December 31, 2008	$ 0.80	833,332
December 31, 2008	$ 0.80	66,666
December 31, 2008	$ 0.80	270,833
December 31, 2008	$ 0.80	21,666
April 6, 2009	$ 0.40	513,334
April 6, 2009	$ 0.90	735,555
April 6, 2009	$ 0.50	65,320
April 6, 2009	$ 0.75	183,867
April 6, 2009	$ 0.65	109,600
April 23, 2009	$ 0.75	833,333
May 24, 2009	$ 0.75	223,333
July 10, 2009	$ 0.75	52,500
October 9, 2009	$ 0.75	608,333
December 1, 2009	$ 0.50	2,000,000
December 1, 2009	$ 1.00	2,000,000
December 18, 2009	$ 0.75	2,348,857
February 19, 2010	$ 0.75	125,000
March 21, 2010	$ 0.85	71,428
May 1, 2010	$ 0.75	1,498,334
June 6, 2010	$ 0.75	97,499
Total at June 30, 2008		16,694,792

(i)	Subsequent to June 30, 2008, the Company extended the expiry dates of these 2,877,776 warrants to December 31, 2008. No changes were made to the exercise prices.

(ii)	Subsequent to June 30, 2008, the Company extended the expiry date of these 1,393,982 warrants to April 9, 2009. No changes were made to the exercise prices.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

13.	Share Capital (Continued)

(e)	Contributed surplus

2008

Contributed surplus, March 31, 2007	$3,253,333
Non-cash financing expense	-
Issuance of warrants on conversion of debentures	34,849
Re-pricing of warrants	-
Stock option expense for year	990,305
Stock options exercised during the year	(75,093)

Contributed surplus, March 31, 2008 and June 30, 2008	$4,203,394

14.
Product Development Costs

As the Company is in the development stage, test sales, bad debts and write-down of inventory related to the Nova Skincare System are included in product development costs.  During the three months ended June 30, 2008, the Company had net sales of approximately $65,750 related to the Nova Skin Care System.  The Company wrote down accounts receivable by $129,744 owing to bad debt expense.

15.	Promissory Notes Payable As at June 30, 2008, promissory notes payable consists of the following due to a third party lender:

7% simple interest, US$100,000 promissory note payable, unsecured, no terms of repayment	$117,121
10% simple interest, US$150,000 promissory note payable, unsecured, due May 15, 2008 (*)	156,153

$273,274

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

16.	Subsequent Events Subsequent events not disclosed elsewhere in these interim financial statements are as follows:

(a)	On July 3, 2008, the Company issued 329,924 common shares relating to the conversion of US$117,281 in convertible debt and US$18,028 in accumulated interest and registration penalty.

(b)
The Company completed unit private placements with two subscribers at US$0.60 per unit.  Each unit consisted of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$0.75 per share for two years. The private placements took place on July 22, 2008 and the Company issued 61,000 units for gross proceeds of US$36,600. The Company paid US$2,562 in cash consultant’s fees with respect to these issuances.

(c)
On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US$2,428,160 with an aggregate purchase price of US$2,168,000 with four investors, one of which was the Company’s Chief Financial Officer as to US$168,000. The debt is convertible into shares of common stock at the lesser of US$0.51 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants, one warrant being redeemable by the Company and the other being non-redeemable. The non-redeemable warrants are exercisable at US$0.55 and permit the holder to purchase shares of common stock equal to 100% of the number of shares issuable upon the conversion of the notes calculated on July 21, 2008. The redeemable warrants are exercisable at US$0.75 and permit the holder to purchase common stock equal to 50% of the number of shares issuable upon the conversion of the notes issued calculated on the closing date. The Company issued a total of redeemable warrants to purchase an aggregate of 4,761,098 shares of common stock and a total of redeemable warrants to purchase an aggregate of 2,380,550 shares of common stock. Further, the Company issued 439,216 non-redeemable warrants and 219,608 redeemable warrants and $160,000 in cash fees to close the transaction. Each non-redeemable warrant is exercisable at US$0.55, and each redeemable warrant is exercisable at US$0.75; warrants carry a term of five years from the date of closing of the financing. The redeemable warrants may be redeemed by the Company only if certain conditions have been satisfied including the Company’s common stock having closed at $1.50 per share for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of theSecurities Act.

(d)
On August 18, 2008, the Company issued 383,331 common shares in relation to the exercise of 383,331 warrants.  The Company received aggregate proceeds of US$191,666 in connection with the exercise of warrants by four shareholders.